UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 02, 2020

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.
__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 02, 2020

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

1 October 2020

Barclays PLC

and

Barclays Bank PLC

Barclays Non-Executive Director resignation

Barclays PLC and Barclays Bank PLC announce that Mary Anne Citrino will step down from the Barclays PLC and Barclays Bank PLC boards with immediate effect.  Ms Citrino has determined with regret that it is appropriate for her to step down at this time in order for her to be able to focus more time on her other board commitments and responsibilities given the increased demands on her time as a result of the current challenging environment.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0) 20 7116 4755

About Barclays
Barclays is a British universal bank.  We are diversified by business, by different types of customer and client, and geography.  Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.

For further information about Barclays, please visit our website www.barclays.com